pipeline?




11007142

CONNECTICUT WATER 2010 ANNUAL REPORT

life

Our pipelines are a lifeline to families and communities. Our quality of life depends on a reliable supply of high quality drinking water. Families rely on us every day for the most basic human needs: drinking water, cooking, bathing, and sanitation. Communities are able to thrive when a robust water supply is available to support economic development, job creation, and broadening of the tax base. Connecticut Water invested $13.6 million in 2010 to replace pipes to improve system integrity, reliability, and service. Infrastructure replacement ensures our pipelines will continue to be a lifeline for families and communities.



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Our pipelines are also a healthline! Customers expect that every drop of water their family consumes will contribute to good health. Our team of dedicated professionals are passionate about water quality and service. Because there is no substitute for clean, safe, refreshing water, we conduct more than 170,000 tests on our product each year to ensure its quality. We understand the unique trust customers place in us to provide that healthline, and we are committed to exceeding their expectations.



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Our pipelines are a safetyline when lives and property are in danger. The fire hydrant is the sentinel on the corner protecting families, businesses, and communities. When firefighters open a hydrant, tens of thousands of gallons of water need to be available to protect life and property. We invest in infrastructure and facilities, like the 1.6 million gallon water tank shown here that was completed in 2010, so that firefighters who put their lives on the line will have a dependable supply of water.



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Our pipelines bridge the timeline between today's communities and those of tomorrow. The pipes we place in the ground today will serve as the backbone of communities and serve generations of families over the next 100 years. The responsibilities entrusted to us—providing quality service, protecting public health and safety, and safeguarding our shareholders' investment—require thoughtful planning to meet the needs of future generations. We manage our water resources and watersheds so they will sustain the coming generations, and as good stewards of the environment, we strive to run our operations with the least impact on our shared natural resources.



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Dear Shareholders,

It was my privilege to lead Connecticut Water in 2010. Our strategy for growth—infrastructure investment and recovery, acquisitions, and service offerings—continued to deliver solid results and propel the Company forward. Our regulated business was strong in 2010, and we continued to honor our commitment to serve customers with high quality water and world-class service.

2010 Financial Results

Company-wide, revenue grew 8% to $72.8 million from $67.5 million in 2009. Net income declined 4% to $9.8 million ($1.14 per basic common share) from $10.2 million ($1.20 per share) in 2009. The decline was primarily due to two factors—a $786,000 ($0.06 per share, after taxes) non-recurring charge against earnings in our Water Activities segment; and the fact that our 2009 results included non-recurring property transactions that contributed $0.17 to per share earnings. The non-recurring charge against earnings in the Water Activities segment resulted from an August 2010 review of our corporate staffing levels that led to a workforce reduction. We believe that these changes, while difficult, will result in sustained cost savings of over $1.4 million per year going forward, and were in our customers' and shareholders' best interests.

Despite the non-recurring earnings charge, our Water Activities segment—the core of our business—saw its net income rise 11% to $8.7 million from $7.8 million in 2009. At year-end, the segment was providing quality drinking water and service to over 300,000 people in 55 communities across seven of Connecticut's eight counties.

The growth in the Water Activities segment and in our overall revenues was the result of greater sales and new water rates approved in 2010. Water sales can be broken down into two categories—base and seasonal. Base sales cover internal household consumption—bathing, washing, cooking, and sanitation. Our base sales have typically been stable or have declined slightly during recent years, as conservation practices and water-saving technologies have taken hold.

The seasonal sales relate to outdoor usage, primarily lawn irrigation, and are subject to a wide variation from year to year related to temperature and precipitation. After consecutive wet, cool summers in 2008 and 2009, Connecticut experienced an extremely dry and hot summer last year. As a result, revenues from water sales in 2010 grew 12% to $66.4 million from $59.4 million in 2009.

On July 14, 2010, the Connecticut Department of Public Utility Control (DPUC) approved a 12.7% rate increase designed to generate $8.0 million in additional revenue annually. This rate increase will allow the Company to recover financing and operating costs related to $54 million of investments in water infrastructure and facilities placed in service since 2008.

We will continue to invest capital in the infrastructure and facilities required to serve our customers and their communities—and we will seek reasonable and regular recovery of that investment, through rates. This strategy is our primary growth driver.

A regulatory mechanism available in Connecticut, known as the Water Infrastructure and Conservation Adjustment (WICA), facilitates this strategy. The WICA surcharge provides for interim rate recovery of capital investments made to replace aged water distribution pipes and conservation related projects.

The WICA program allows for semi-annual rate adjustments for eligible infrastructure investments approved by the DPUC. Such projects benefit customers by improving water quality and reliability of service. They also help to save precious water resources by reducing water main breaks and service disruptions.

Financial Highlights

Years Ended December 31,	2010	2009	% Change
Financials (In thousands)			
Operating Revenues	$ 66,408	$ 59,391	11.8%
Gain on Real Estate Transactions, Net of Taxes	$ 230	$ 1,449	-84.1%
Non-Water Sales Earnings, Net of Taxes	$ 899	$ 929	-3.2%
Net Income Applicable to Common Shareholders	$ 9,760	$ 10,171	-4.0%
Common Stock (Per Share)			
Basic Earnings Per Average Share	$ 1.14	$ 1.20	-5.0%
Stock Price (End of Year)	$ 27.88	$ 24.77	12.6%
Dividends Declared	$ 0.92	$ 0.90	2.2%
Book Value Per Share (End of Year)	$ 13.05	$ 12.66	3.1%
Operations			
Number of Customers (End of Year)	89,402	88,534	1.0%
Number of Employees (End of Year)	204	225	–9.3%

The WICA program has allowed Connecticut Water to materially increase its capital spending for infrastructure upgrades. With over 1,500 miles of pipe that must be systematically replaced over time, the Company serves both customers and shareholders through the WICA process.

Connecticut Water submitted its most recent application for a WICA surcharge to the DPUC on October 29, 2010, following completion of over $9.4 million of infrastructure replacement projects in 2010 that were not included in our rate case. The DPUC approved our WICA application on December 28, 2010, clearing the way for a 1.58% surcharge to be added to customers' water bills issued after January 1, 2011. We plan to invest an additional $15 million in pipeline replacement projects in 2011, and to seek future WICA surcharges accordingly.

Acquisitions

The second component of our growth strategy is the acquisition of water and waste water systems. In February 2010, we completed the acquisition of two water systems owned by Jensen Communities that serve a population of 1,300 people. One is located in Killingworth, a community adjacent to Clinton, where we are headquartered. The other is in Mansfield, near our Mansfield water systems and the University of Connecticut's Storrs campus. This is an important region of the state that we will continue to focus on for future water system acquisitions and service development.

Small systems are abundant in Connecticut. With over 500 separate water systems and over 200 waste water operations in the state, we see many opportunities for us to make small acquisitions. In the past 20 years, we have completed over 60 such transactions. We have shown that by acquiring and integrating water systems, we can grow our customer base, reduce costs for customers, and often avoid capital expenditures that would otherwise have been necessary.

We have in place the core support functions—such as customer service, water quality monitoring, engineering, and accounting—that enable us to effectively integrate such acquisitions.

We will continue to pursue the acquisition of small systems that are adjacent to our own or that make strategic sense to purchase. However, we intend to focus more sharply on larger acquisitions to step up the pace of growth and expand into different areas. This will be key going forward, providing a greater diversity of operating, economic, and regulatory environments.

Services and Rentals

Historically, we have delivered earnings from non-utility ventures in our Services and Rentals segment. Such ventures, which include our Linebacker® offering and our contract operating services, constitute the third component of our growth strategy. The segment makes an important contribution to shareholder value.

While many other utilities have fallen short in this area, we have succeeded by taking a disciplined approach. We only engage in ventures that are consistent with our core business, require minimal to no capital, involve low risk, and afford us a sustainable competitive advantage. In 2010, Services and Rentals generated $5.1 million in revenue and $899,000, or $0.10 per share, in after-tax profits.

The Linebacker program led the segment in revenue and profit generation last year. Launched in 2000, the base Linebacker plan covers the cost of repairing leaking or broken water service lines. Early in 2010, we expanded the program to provide protection plans for in-home plumbing lines and sewer and septic drainage lines. We believe the additional Linebacker offerings will be quite successful and meet the needs of our customers. So far, the new plans have been well received; as of March 2011, nearly 3,500 customers have signed up for the expanded coverage. The total number of customers being served by the entire Linebacker program was more than 21,500 at the end of 2010.

Our contract services business remains strong. We have over 79 contracts in place with owners of water systems and businesses, primarily located in Connecticut. Our typical service offering is to provide operations and maintenance support for these systems. We also provide water quality compliance monitoring, leak detection, and installation and maintenance of instrumentation and control systems, as the client requires. One such client is the University of Connecticut at Storrs (UCONN), where we operate the water supply and distribution system. The Storrs campus system serves a population of 25,000 and delivers 1.5 million gallons a day. This partnership has strengthened our brand and visibility in the state. Coupled with our recent acquisitions in neighboring Mansfield, our presence at UCONN positions us well to grow in this region of the state.

Other 2010 Highlights

I am very passionate about water service. Water quality and the reliability of water service make a major impact on the lives of people and their communities. Our customers consume our product every day, confident that it is safe and will contribute to their overall health and welfare. They also trust that we will be good stewards of the resource—that we will manage it sustainably so that the needs of future generations will also be met. People are more willing to invest in their businesses and communities when they know there is a strong foundation



Eric W. Thornburg
Chairman, President
and Chief Executive Officer

Water changes everything. It makes a major impact on the lives of people and their communities. It truly is a lifeline.



Donald B. Wilbur
Lead Director

for success in the form of a robust water system that provides for public health and safety. It is clear that we must deliver on the trust placed in us to support communities and their future prosperity.

That is why we remain committed to our core value of service. Our employees are passionate about serving our customers, today and tomorrow. That commitment can be seen in the satisfaction levels of our customers. Once again, we achieved a world-class customer satisfaction rating in 2010, scoring 91% on our Customer Satisfaction Index. Our rating on the Index was 89% in 2009 and 88% in 2008. We measure customer satisfaction twice a year through an independent survey.

Our Public Opinion Leaders Survey produced a similar result. This survey measures the perceptions of state and local officials regarding our company and service. We were pleased that the satisfaction level of public officials was at 93% in 2010. This compares favorably to our ratings of 85% in 2009 and 78% in 2008.

The 2010 Public Opinion Leaders Survey results reflect highly favorable ratings of our management team and their commitment to communicate and coordinate with local officials on emergencies, construction activities, and information sharing.

I am so very proud of our people who go the extra mile to serve our customers and communities in such a professional and courteous manner.

We are also committed to maintaining the trust you place in us as a shareholder in this company. We will stay focused on delivering consistent financial performance, high earnings quality, a robust balance sheet, and a strong dividend yield, all built on a foundation of conservative financial management.

The Company's closing share price at the end of 2010 was $27.88, a 13% increase from $24.77 at the close of 2009. Moreover, from 2007 to 2010, we were the only publicly traded water utility that had a successively higher closing share price at each year-end.

Over the 2005 – 2010 period, our total return to shareholders was 37.5%. This surpassed the returns of both the S&P 500 and the S&P 500 utility sector, ranking second among all publicly traded water utilities.

Additionally, we have paid a dividend without interruption or reduction in every quarter since our founding in 1956, and we have raised the dividend each year for the past 41 years.

I would like to thank our Board of Directors for their insights and support in 2010. Our Lead Director, Don Wilbur, was extremely helpful to me throughout the year, offering valuable advice and encouragement.

On behalf of my colleagues at Connecticut Water and the Board, I thank you for your support and confidence. We are looking forward to another successful year.

All the Best!



Eric W. Thornburg



David C. Benoit
Vice President, Finance,
Chief Financial Officer and Treasurer

Connecticut Water's Senior Leadership Team



Maureen P. Westbrook
Vice President, Customer
and Regulatory Affairs



Kristen A. Johnson
Vice President, Human Resources
and Corporate Secretary



Terrance P. O'Neill
Vice President, Service Delivery

Connecticut Water is a steward of 6,000 acres of land, including reservoirs and ground water sources, a precious resource for the current generation and those to come.

Basic Earnings per Share from Continuing Operations



1.2
1.0
0.8
0.6
0.4
0.2
0.0
2010
2009
2008
2007
2006

Income from Water Activities (in thousands)



10000
8000
6000
4000
2000
0
2010
2009
2008
2007
2006

Services and Rentals Net Income
(In thousands)


1000
800
600
400
200
0
2010
2009
2008
2007
2006

Company-Funded
Capital Expenditures
(In thousands)


28000
22400
16800
11200
5600
0
2010
2009
2008
2007
2006

Total Return to Shareholders


20%
15%
10%
5%
0
2010
2009
2008

Connecticut Water and Subsidiaries at a Glance (as of March 1, 2011)

Connecticut Water Service, Inc. has two principal subsidiaries.

The Connecticut Water Company,
which is regulated by the Connecticut Department of Public Utility Control (DPUC), supplies water to nearly 90,000 customers, or approximately 300,000 people, for residential, commercial, industrial, and municipal purposes in 55 Connecticut towns.

Net Utility Plant: $344,219,000
(as of December 31, 2010)

Sources: 18 reservoirs and more than 200 wells

Service Area: Connecticut Water's service area is predominately suburban and rural. Approximately 90% of the Company's customers are classified as residential, and about 7% are classified as commercial or industrial.

New England Water Utility Services, Inc. (NEWUS),
which is not regulated by the DPUC, provides a wide variety of water- and wastewater-related services to residential, commercial, industrial, and municipal clients throughout Connecticut, Massachusetts, and Rhode Island.

Services provided by NEWUS include:

- Contract operation of water and wastewater systems for other utilities, businesses, municipalities, and the University of Connecticut's Storrs campus.
- Linebacker®, the Company's service line protection program.
- Emergency water delivery to hospitals, businesses, and private well owners via tanker truck.

Officers, Directors, and Committees

Officers

Eric W. Thornburg	Chairman, President and Chief Executive Officer
David C. Benoit	Vice President, Finance and Chief Financial Officer and Treasurer
Kristen A. Johnson	Vice President Human Resources and Corporate Secretary
Terrance P. O'Neill	Vice President, Service Delivery
Maureen P. Westbrook	Vice President, Customer and Regulatory Affairs
Peter J. Bancroft	Assistant Treasurer and Director, Rates – Forecasting
Nicholas A. Rinaldi	Controller

Directors and Committees

Age in 2011 in parentheses, followed by committee memberships

Mary Ann Hanley (54) 3	An attorney; Assistant to the President of St. Francis Hospital and Medical Center; Director, The Valencia Society (endowment fund)
Heather Hunt (45) 2, 3	An attorney; Executive Director of the New England States' Committee on Electricity
Mark G. Kachur (67) 2, 3, 4	Retired; former Chairman, President and Chief Executive Officer of CUNO, Inc. (filter manufacturer)
David A. Lentini (64) 1,2,4	Chairman, President and Chief Executive Officer of The Connecticut Bank and Trust Company
Arthur C. Reeds (67) 1, 4	Retired; Trustee, US Allianz Variable Insurance Products Trust, a mutual fund group affiliated with Allianz Life Insurance Company of North America
Lisa Thibdaue (58) 1	Vice President, Rates, Regulatory Affairs and Compliance, Northeast Utilities
Eric W. Thornburg (51)	Chairman of the Board, President and Chief Executive Officer of the Company
Carol P. Wallace (56) 1, 2	President and Chief Executive Officer of Cooper-Atkins Corporation (temperature acquisition instruments manufacturer)
Donald B. Wilbur (69) 2, 3, 4	Lead Director, Retired; former Plant Manager, Unilever HPC, USA (personal products manufacturing)

1 Audit Committee appoints, compensates, and oversees the work of the independent auditors of the Company and The Connecticut Water Company and monitors the Company's financial reporting process and internal control system.

2 Compensation Committee determines officer compensation and the promotion and hiring of officers; reviews Company fringe benefit plans other than retirement plans; and administers the Performance Stock Programs.

3 Corporate Governance Committee reviews the qualifications and independence standards of director nominees and makes recommendations to the Board; and reviews the overall effectiveness of the Board.

4 Corporate Finance and Investment Committee reviews the Pension Trust Fund of The Connecticut Water Company Employee Retirement Fund, the employee Savings Plan (401(k)), the VEBA Trust Fund for retiree medical benefits, and the Supplemental Executive Retirement Program; reviews and determines actuarial policies and investment guidelines; selects the investment managers; makes recommendations to and advises the Board on financial policy and issuance of securities; assists in the evaluation of proposed mergers and acquisition transactions.

Selected Financial Data

Years Ended December 31, (Thousands of dollars except per share amounts and where otherwise indicated)	2010	2009	2008
Consolidated Statements of Income			
Continuing Operations			
Operating Revenues	$ 66,408	$ 59,391	$ 61,270
Operating Expenses	$ 52,573	$ 47,003	$ 47,874
Other Utility Income, Net of Taxes	$ 742	$ 704	$ 579
Total Utility Operating Income	$ 14,577	$ 13,092	$ 13,975
Interest and Debt Expense	$ 5,853	$ 4,744	$ 5,198
Net Income	$ 9,798	$ 10,209	$ 9,424
Cash Common Stock Dividends Paid	$ 7,942	$ 7,671	$ 7,373
Dividend Payout Ratio from Continuing Operations	81%	75%	78%
Weighted Average Common Shares Outstanding	8,531,741	8,447,950	8,377,428
Basic Earnings Per Common Share from Continuing Operations	$ 1.14	$ 1.20	$ 1.12
Number of Shares Outstanding at Year-End	8,676,849	8,573,744	8,463,269
ROE on Year-End Common Equity	8.7%	9.4%	9.1%
Declared Common Dividends Per Share	$ 0.920	$ 0.900	$ 0.880
Consolidated Balance Sheet			
Common Stockholders' Equity	$ 113,191	$ 108,569	$ 103,476
Long-Term Debt (Consolidated, Excluding Current Maturities)	$ 111,675	$ 111,955	$ 92,227
Preferred Stock	$ 772	$ 772	$ 772
Total Capitalization	$ 225,638	$ 221,296	$ 196,475
Stockholders' Equity (Includes Preferred Stock)	51%	49%	53%
Long-Term Debt	49%	51%	47%
Net Utility Plant	$ 344,219	$ 325,202	$ 299,233
Total Assets	$ 425,211	$ 415,276	$ 372,431
Book Value—Per Common Share	$ 13.05	$ 12.66	$ 12.23
Operating Revenues by Revenue Class			
Residential	$ 42,103	$ 36,471	$ 37,963
Commercial	$ 7,725	$ 6,729	$ 7,150
Industrial	$ 1,755	$ 1,459	$ 1,822
Public Authority	$ 2,280	$ 1,926	$ 2,027
Fire Protection	$ 11,430	$ 10,958	$ 10,606
Other (Including Non-Metered Accounts)	$ 1,115	$ 1,848	$ 1,702
Total Operating Revenues	$ 66,408	$ 59,391	$ 61,270

	2010	2009	2008
Number of Customers (Average)	88,895	88,390	87,028
Billed Consumption (Millions of Gallons)	6,958	6,472	6,895
Number of Employees	204	225	226

2007	2006	2005	2004	2003	2002	2001
$ 59,026	$ 46,945	$ 47,453	$ 46,008	$ 44,598	$ 43,278	$ 42,885
$ 46,324	$ 39,962	$ 37,486	$ 35,487	$ 33,380	$ 31,917	$ 31,651
$ 552	$ 542	$ 571	$ 520	$ 465	$ 316	$ 276
$13,254	$ 7,525	$ 10,538	$ 11,041	$ 11,683	$ 11,677	$ 11,510
$ 4,411	$ 4,461	$ 3,583	$ 3,451	$ 4,369	$ 4,241	$ 4,290
$ 8,781	$ 6,708	$ 7,166	$ 9,163	$ 8,890	$ 8,318	$ 8,637
$ 7,146	$ 7,014	$ 6,773	$ 6,641	$ 6,529	$ 6,277	$ 6,105
81%	105%	95%	72%	73%	75%	71%
8,270,494	8,187,801	8,094,346	7,999,318	7,956,426	7,717,608	7,619,031
$ 1.06	$ 0.81	$ 0.89	$ 1.15	$ 1.12	$ 1.08	$ 1.13
8,376,842	8,270,394	8,169,627	8,035,199	7,967,379	7,939,713	7,649,362
8.8%	7.0%	7.6%	10.4%	10.7%	10.4%	12.2%
$ 0.865	$ 0.855	$ 0.845	$ 0.835	$ 0.825	$ 0.814	$ 0.804
$ 100,098	$ 95,938	$ 94,076	$ 87,865	$ 83,315	$ 79,975	$ 70,783
$ 92,285	$ 77,347	$ 77,404	$ 66,399	$ 64,754	$ 64,734	$ 63,953
$ 772	$ 772	$ 847	$ 847	$ 847	$ 847	$ 847
$ 193,155	$ 174,057	$ 172,327	$ 155,111	$ 148,916	$ 145,556	$ 135,583
52%	56%	55%	57%	57%	56%	53%
48%	44%	45%	43%	43%	44%	47%
$ 277,662	$ 263,187	$ 247,703	$ 241,776	$ 235,098	$ 229,097	$ 202,330
$ 360,813	$ 328,140	$ 306,035	$ 290,940	$ 281,345	$ 264,799	$ 231,714
$ 11.95	$ 11.60	$ 11.52	$ 10.94	$ 10.46	$ 10.07	$ 9.25
$ 38,354	$ 29,067	$ 29,980	$ 28,974	$ 27,831	$ 27,310	$ 27,318
$ 6,762	$ 5,652	$ 5,619	$ 5,479	$ 5,327	$ 5,141	$ 5,024
$ 1,764	$ 1,589	$ 1,538	$ 1,635	$ 1,616	$ 1,709	$ 1,687
$ 1,924	$ 1,507	$ 1,625	$ 1,430	$ 1,302	$ 1,245	$ 1,272
$ 9,482	$ 8,708	$ 8,267	$ 8,087	$ 8,026	$ 7,355	$ 7,110
$ 740	$ 422	$ 424	$ 403	$ 496	$ 518	$ 474
$ 59,026	$ 46,945	$ 47,453	$ 46,008	$ 44,598	$ 43,278	$ 42,885

2007	2006	2005	2004	2003	2002	2001
84,023	82,552	81,211	87,259	86,145	82,119	78,156
7,257	6,918	7,276	7,801	7,640	7,418	7,259
206	200	191	193	195	191	181

Shareholder/Investor Information

Shareholder & Investor Contact

Laurie I. Felleman
Connecticut Water Service, Inc.
93 West Main Street
Clinton, Connecticut 06413
Tel.: 1-800-428-3985, Ext. 3015
Fax: 1-860-669-5579
Website: www.ctwater.com
Email: lfelleman@ctwater.com

Annual Meeting

Thursday, May 12, 2011
Water's Edge
1525 Boston Post Road
Westbrook, Connecticut 06498

Independent Public Accountants

PricewaterhouseCoopers LLP
Stamford, Connecticut 06904

Transfer Agent and Internet Access for Registered Shareholder Accounts

Registrar and Transfer Company (R&T)
10 Commerce Drive
Cranford, New Jersey 07016
Tel.: 1-800-368-5948
Fax: 1-908-497-2318
(from 8:00 AM to 7:00 PM EST)
Website: www.rtco.com
Email: info@rtco.com

Number of Registered Shareholders

Accounts as of March 1, 2011: 3,700

Legal Counsel

Murtha Cullina LLP
Hartford, Connecticut 06103

Stock Trading, Dividends, Preferred Stock

- Common Stock of Connecticut Water Service, Inc. is traded on NASDAQ; symbol CTWS. Projected dividend dates are 3/15/11, 6/15/11, 9/15/11, and 12/15/11.
- Cumulative Preferred A is not publicly traded. The current quarterly dividend is $0.20 per share.
- Preferred 90 is traded on NASDAQ; symbol CTWSP. The current quarterly dividend is $0.225 per share.

Dividend Tax Status

- The Company estimates that all common stock dividends paid in 2010 are taxable as dividend income. Registered shareholders receive the appropriate tax forms from Registrar and Transfer Company in January for dividends received in the previous year.

Features of the CTWS Dividend Reinvestment and Common Stock Purchase Plan

- $25 minimum/$1,000 maximum optional monthly reinvestment.
- Automatic cash reinvestment withdrawals from your bank account.
- Optional cash reinvestments are made on the 15th of every month. (Checks for reinvestment should be payable to Registrar and Transfer Company (R&T) and received by R&T 5 business days before the 15th.) Plan Prospectus available at www.rtco.com or www.ctwater.com.
- Flat fee to sell shares (no per share fee).
- Purchase additional shares with no commissions or fees.



Connecticut Water, as a conservator of the environment, is committed to managing natural resources in a manner that promotes water conservation, source protection, and preservation of open space while meeting our customers' needs for a reliable supply of high quality drinking water that meets all state and federal drinking water standards.



ConnecticutWater

Website: www.ctwater.com

